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                     January 25, 2022

       Aldo J. Pagliari
       Chief Financial Officer
       Snap-on Incorporated
       2801 80th Street
       Kenosha, WI 53143

                                                        Re: Snap-on
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-07724

       Dear Mr. Pagliari:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing
       cc:                                              Richard Miller